Filed pursuant to General Instruction II.K to Form F-9;
File No. 333-109392
Prospectus Supplement
To Prospectus Dated December 21, 2005
US$1,000,000,000
Royal Bank of Canada
5.65% Senior Notes due 2011
     The notes will bear interest at the rate of 5.65% per annum. We will pay interest on the notes on January 20 and July 20 of each year, beginning January 20, 2007. The notes will mature on July 20, 2011.
     We may not redeem the notes prior to their maturity.
     The notes constitute our senior unsecured debt and will rank on a parity with all of our other senior unsecured debt including deposit liabilities, other than certain governmental claims in accordance with applicable law, and prior to all of our subordinated debt.

	Per Note	Total
Public offering price (1)	99.789%	US$997,890,000
Underwriting discount	0.250%	US$2,500,000
Proceeds to Royal Bank of Canada (before expenses) (2)	99.539%	US$995,390,000
(1) Plus accrued interest from July 20, 2006 if settlement occurs after that date.
(2) The underwriters have agreed to make certain payments to us, including reimbursement of certain of our expenses. See “Underwriting.”
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     We expect to deliver the notes to investors in registered book-entry form only through the facilities of The Depository Trust Company (“DTC”), Clearstream Banking, société anonyme (“Clearstream Luxembourg”), and Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), on or about July 20, 2006.
     This prospectus supplement and the accompanying prospectus may be used by our broker-dealer affiliates, including, without limitation, RBC Capital Markets Corporation and RBC Dain Rauscher Inc., in connection with offers and sales of the notes in market-making transactions, including block positioning and block trades, at negotiated prices related to the prevailing market price at the time of sale, whether acting as principal or agent in such transactions.
RBC Capital Markets
Bear, Stearns & Co. Inc.

Banc of America Securities LLC
Deutsche Bank Securities
Goldman, Sachs & Co.
HSBC
JPMorgan
Lehman Brothers
Morgan Stanley
The date of this prospectus supplement is July 12, 2006.

     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to the information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.
     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS
Prospectus Supplement

DESCRIPTION OF THE NOTES
General
     The following is a description of the terms of the 5.65% Senior Notes due 2011 offered by this prospectus supplement (which are referred to in this prospectus supplement as the notes and in the prospectus as debt securities). The notes are part of the debt securities registered by us with the Securities and Exchange Commission to be issued on terms to be determined at the time of sale. The notes constitute our senior unsecured debt and will rank on a parity with all of our other senior unsecured debt including deposit liabilities, other than certain governmental claims in accordance with applicable law, and prior to all of our subordinated debt. The notes are to be issued as a series of senior debt securities under an indenture between us and JPMorgan Chase Bank, N.A., as trustee, which is more fully described in the accompanying prospectus under “Description of Securities We May Offer.”
     The notes are not entitled to the benefits of any sinking fund. The notes will be issued in denominations of US$5,000 and integral multiples of US$1,000 in excess of such amount. Upon issuance, the notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, DTC, as depositary. You may elect to hold interests in the global notes through either the depositary (in the United States), Clearstream Luxembourg or Euroclear, or indirectly through organizations that are participants in such systems. See “Ownership and Book-Entry Issuance” in the accompanying prospectus.
     Any notes issued in definitive form will be issued only in fully registered form, without coupons, in denominations of US$5,000 and integral multiples of US$1,000 in excess of such amount, in the amount of each holder’s registered holdings. Any notes so issued will be registered in such names, and in such denominations, as the depositary shall request. Such notes may be presented for registration of transfer or exchange at the office of the trustee in New York, New York and principal thereof and interest thereon will be payable at such office of the trustee, provided that interest thereon may be paid by check mailed to the registered holders of the definitive notes.
     As used in this description, the terms “the Bank,” “we,” “us” and “our” refer only to Royal Bank of Canada and not to any of its subsidiaries.
Maturity
     The notes will mature on July 20, 2011.
Interest
     The notes will bear interest at the annual rate of 5.65%. We will pay interest semiannually on January 20 and July 20 of each year, beginning January 20, 2007 (each, an “Interest Payment Date”), and on the maturity date. If any date on which interest is scheduled to be paid falls on a day that is not a business day, we will postpone the making of such interest payment to the next succeeding business day (and no interest will be paid in respect of the delay). Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. A “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City, Toronto or London.

     Interest on the notes will accrue from and including July 20, 2006 to but excluding the first Interest Payment Date and then from and including each Interest Payment Date to which interest has been paid or duly provided for to but excluding the next Interest Payment Date or the maturity date, as the case may be.
     We will pay interest on the notes to the persons in whose names the notes are registered at the close of business on January 5 or July 5, whether or not a business day, immediately preceding the applicable Interest Payment Date. However, we will pay interest on the maturity date to the same persons to whom the principal will be payable.
Further Issues
     We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking pari passu with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the notes and have the same terms as to status or otherwise as the notes.
CERTAIN INCOME TAX CONSEQUENCES
Certain Canadian Income Tax Considerations
     The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Income Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a holder of the notes who acquires notes in the original offering at the original offering price and who, at all relevant times and for purposes of the Income Tax Act is not a resident or deemed to be a resident in Canada, holds the notes as capital property, deals at arm’s length with us, does not use or hold and is not deemed to use or hold the notes in or in the course of carrying on business in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere (the “Non-Resident Holders”). Under the Income Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.
     THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE NOTES, ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.
     This summary is based on the current provisions of the Income Tax Act, the Regulations, specific proposals to amend the Income Tax Act or the Regulations publicly announced by the Minister of Finance (Canada) before the date of this prospectus supplement and our understanding of current published administrative practices and policies of the Canada Revenue Agency, but does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. It furthermore does not take into account or consideration tax legislation of any province or territory of Canada or any jurisdiction other than

Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of a note, including the Non-Resident Holders.
     Interest paid or credited or deemed for purposes of the Income Tax Act to be paid or credited on a note to a Non-Resident Holder will not be subject to a Canadian non-resident withholding tax.
     No other tax on income (including taxable capital gains) is payable under the Income Tax Act by Non-Resident Holders in respect of the acquisition, holding or disposition of the notes.
Certain United States Federal Income Tax Consequences
     The following is a summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the notes we are offering. It applies to you only if you acquire notes in the offering at the offering price and you hold your notes as capital assets for tax purposes. It does not discuss any aspects of state, local or foreign tax law that may be relevant to you. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holding,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that holds notes that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a U.S. Holder (as described below) whose functional currency for tax purposes is not the U.S. dollar.
     If you purchase notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, its legislative history, Treasury regulations (whether proposed, temporary or final), and rulings and judicial decisions in effect as of the date hereof. These laws are subject to change, possibly with retroactive effect.
     Please consult your own tax advisors concerning the consequences of owning these notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders
     You are a “U.S. Holder” if you are a beneficial owner of a note and you are:
•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

•	a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
     If you are a Non-U.S. Holder, this subsection does not apply to you.
     Payments of Interest. You will be taxed on interest on your note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. Interest paid by Royal Bank of Canada on the notes is income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a U.S. Holder. Under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.
     Purchase, Sale and Retirement of the Notes. Your tax basis in your note generally will be its cost. Except to the extent of accrued and unpaid interest (which will be taxed as interest), you will generally recognize gain or loss on the sale or retirement of your notes equal to the difference between the amount you realize on the sale or retirement and your tax basis in your notes. Capital gain of a noncorporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.
Non-United States Holders
     This subsection describes the tax consequences to a Non-U.S. Holder. You are a “Non-U.S. Holder” if you are a beneficial owner of a note and you are, for United States federal income tax purposes:
•	a nonresident alien individual,

•	a foreign corporation,

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

     If you are a U.S. Holder, this subsection does not apply to you.
     Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a Non-U.S. Holder interest on a note paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:
•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.
     Purchase, Sale, Retirement and Other Disposition of the Notes. If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a note unless:
•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.
     For purposes of the United States federal estate tax, the notes will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.
Backup Withholding and Information Reporting
     If you are a noncorporate U.S. Holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:
•	payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a note effected at a United States office of a broker.
     Additionally, backup withholding will apply to such payments if you are a noncorporate U.S. Holder that:
•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.
     If you are a Non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to:
•	payments of principal and interest made to you outside the United States by Royal Bank of Canada or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a note effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:
•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:
•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.
     Payment of the proceeds from the sale of a note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a note that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:
•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.
     In addition, a sale of a note effected at a foreign office of a broker will be subject to information reporting if the broker is:
•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:
•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

UNDERWRITING
     Subject to the terms and conditions in a terms agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell each such underwriter, the principal amount of notes set forth opposite the name of such underwriter in the table below.

Underwriter	Principal amount
RBC Capital Markets Corporation	US$	625,000,000
Bear, Stearns & Co. Inc.		200,000,000
Banc of America Securities LLC		25,000,000
Deutsche Bank Securities Inc.		25,000,000
Goldman, Sachs & Co.		25,000,000
HSBC Securities (USA) Inc.		25,000,000
J.P. Morgan Securities Inc.		25,000,000
Lehman Brothers Inc.		25,000,000
Morgan Stanley & Co. Incorporated		25,000,000
Total	US$	1,000,000,000

     The underwriters have agreed to purchase all of the notes sold pursuant to the terms agreement if any of these notes are purchased.
     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriters may offer and sell the notes through certain of their affiliates.
     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments we or the underwriters may be required to make in respect of those liabilities.
     The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the terms agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
     The expenses of the offering are estimated to be US$500,000 and are payable by us. The underwriters have agreed to make a payment of US$1,314,636 to us in connection with the offering, US$500,000 of which is in reimbursement of our expenses of the offering, and the balance of which is in reimbursement of expenses relating to the filing of our shelf registration statement.
     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they currently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.
     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchase to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, that is, if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
     Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
     Each underwriter has represented, warranted and agreed that:
     (a) it has not offered or sold, and agrees that it will not offer or sell, the notes purchased by it hereunder, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank. Each underwriter further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the notes that may be entered into by such underwriter;
     (b) (i) it has not made and will not make an offer of the notes to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Bank of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the Bank; and (iii) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom;
     (c) in relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the note which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the

Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:
          (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
          (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
          (iii) in any other circumstances which do not require the publication by the Bank of a prospectus pursuant to Article 3 of the Prospectus Directive;
     For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
     (d) the notes have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit, of any resident of Japan, or to, or for the account or benefit, of any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit, of any resident of Japan except (A) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (B) in compliance with the other relevant laws and regulations of Japan; each agrees to provide any necessary information on notes denominated or payable in Yen to the Bank (which shall not include the names of clients) so that the Bank may make any required reports to the Ministry of Finance through its designated agent;
     (e) the notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder;
     (f) (i) neither the prospectus supplement nor any accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, any prospectus supplement or any accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (A) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (B) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in

Section 275 of the SFA or (C) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA; and (ii) where the notes are purchased under Section 275 by a relevant person which is: (A) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (A) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (B) where no consideration is given for the transfer; or (C) by operation of law; and
     (g) the issue of any notes denominated in Swiss francs or carrying a Swiss franc-related element will be effected in compliance with the relevant regulations of the Swiss National Bank, which currently require that such issues have a maturity of more than one year, to be effected through a bank domiciled in Switzerland that is regulated under the Swiss Federal Law on Banks and Savings Banks of 1934 (as amended) (which includes a branch or subsidiary located in Switzerland of a foreign bank) or through a securities dealer which has been licensed as a securities dealer under the Swiss Federal Law on Stock Exchanges and Securities Trading of 1995 (except for issues of notes denominated in Swiss francs on a syndicated basis, where only the lead manager need be a bank domiciled in Switzerland); the relevant agent agrees to report certain details of the relevant transaction to the Swiss National Bank no later than the time of delivery of the notes.
     In the ordinary course of their business, certain of the underwriters and their affiliates have provided, or may in the future provide, investment banking and other financial services to us or our subsidiaries, including underwriting, for which they have received, and may in the future receive, customary fees and commissions for their services. In addition, one of the underwriters is an affiliate of the trustee for the notes. One of the underwriters, RBC Capital Markets Corporation, is our affiliate.
     It is expected that delivery of the notes will be made against payment therefor on or about the date specified on the cover page of the prospectus supplement, which is the 6th business day following the date hereof. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the third business day before delivery will be required, by virtue of the fact that the notes initially will settle in T + 6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.
     This prospectus supplement and the accompanying prospectus may be used by our broker-dealer affiliates, including, without limitation, RBC Capital Markets Corporation and RBC Dain Rauscher Inc., in connection with offers and sales of the notes in market-making transactions, including block positioning and block trades, at negotiated prices related to the prevailing market price at the time of sale, whether acting as principal or agent in such transactions. None of our broker-dealer affiliates, including, without limitation, RBC Capital Markets Corporation, has any obligation to make a market in the notes and any such affiliate may discontinue any market-making activities at any time without notice, at its sole discretion. Broker-dealers purchasing notes from our affiliates, including, without limitation, RBC Capital Markets Corporation, may be deemed to be underwriters as that term is defined in the Securities Act and subject to applicable prospectus delivery requirements.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     In addition to the documents specified in the accompanying prospectus under “Documents Filed as Part of the Registration Statement”, the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the registration statement to which this prospectus supplement relates (the “Registration Statement”): (i) the Terms Agreement, dated July 12, 2006, between us and the underwriters; and (ii) the consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants. Such documents will not be incorporated by reference into this prospectus supplement or the accompanying prospectus. Additional exhibits to the Registration Statement to which this prospectus supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference into the Registration Statement.

AUDITORS’ CONSENT
We refer to the prospectus supplement, dated July 12, 2006 relating to the offering of US$1,000,000,000 5.65% Senior Notes due 2011, to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) of Royal Bank of Canada (the “Bank”) (collectively, the “Prospectus”). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2005, prepared in accordance with Canadian generally accepted accounting principles. Our report is dated November 30, 2005.
(signed) “Deloitte & Touche LLP”
Chartered Accountants
Toronto, Canada
July 12, 2006

US$1,000,000,000
Royal Bank of Canada
5.65% Senior Notes Due 2011

PROSPECTUS SUPPLEMENT

RBC Capital Markets
Bear, Stearns & Co. Inc.

Banc of America Securities LLC
Deutsche Bank Securities
Goldman, Sachs & Co.
HSBC
JPMorgan
Lehman Brothers
Morgan Stanley
July 12, 2006